FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       ☒         Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐        No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Group and Bank

Interim Financial Statements

31 March 2015

May 2015

Statement of Financial Position

as at 31 March 2015

		Group		Bank
€ million	Note	31.03.2015	31.12.2014	31.03.2015	31.12.2014
ASSETS
Cash and balances with central banks		5,366	5,837	1,086	1,870
Due from banks		3,438	3,324	3,635	3,790
Financial assets at fair value through profit or loss		3,053	2,408	2,530	2,049
Derivative financial instruments		7,506	5,943	5,598	4,796
Loans and advances to customers	7	69,733	68,109	44,724	43,531
Investment securities		17,075	16,715	11,946	11,856
Investment property		952	912	6	6
Investments in subsidiaries		—	—	7,303	7,300
Equity method investments		140	141	10	10
Goodwill, software and other intangible assets		1,770	1,756	116	119
Property and equipment		2,113	2,109	255	260
Deferred tax assets		4,020	4,024	3,855	3,855
Insurance related assets and receivables		919	848	—	—
Current income tax advance		539	522	508	481
Other assets		2,436	2,591	1,603	1,768
Non-current assets held for sale	8	206	225	255	255
Total assets		119,266	115,464	83,430	81,946

LIABILITIES
Due to banks		28,475	22,226	25,380	20,481
Derivative financial instruments		8,085	6,258	7,192	5,706
Due to customers	9	60,416	64,929	39,657	44,130
Debt securities in issue	10	3,929	3,940	780	872
Other borrowed funds	10	2,368	2,051	882	871
Insurance related reserves and liabilities		2,597	2,532	—	—
Deferred tax liabilities		40	44	—	—
Retirement benefit obligations		337	337	271	270
Current income tax liabilities		17	75	—	—
Other liabilities		2,654	2,599	974	963
Liabilities associated with non-current assets held for sale	8	8	7	—	—
Total liabilities		108,926	104,998	75,136	73,293

SHAREHOLDERS’ EQUITY
Share capital	12	2,414	2,414	2,414	2,414
Share premium account	12	14,060	14,060	14,057	14,057
Less: treasury shares	12	(1)	—	—	—
Reserves and retained earnings		(6,999)	(6,862)	(8,177)	(7,818)
Equity attributable to NBG shareholders		9,474	9,612	8,294	8,653

Non-controlling interests		783	772	—	—
Preferred securities		83	82	—	—
Total equity		10,340	10,466	8,294	8,653

Total equity and liabilities		119,266	115,464	83,430	81,946

Athens, 28 May 2015

THE CHAIR
OF THE	THE CHIEF	THE DEPUTY CHIEF FINANCIAL OFFICER
BOARD OF DIRECTORS	EXECUTIVE OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	NIKOLAOS S.G. VOUTYCHTIS

The notes on pages 9 to 29 form an integral part of these financial statements

Income Statement

for the period ended 31 March 2015

		Group		Bank
		3 month period ended		3 month period ended
€ million	Note	31.03.2015	31.03.2014	31.03.2015	31.03.2014

Interest and similar income		1,307	1,291	539	614
Interest expense and similar charges		(528)	(540)	(150)	(210)
Net interest income		779	751	389	404

Fee and commission income		191	187	56	60
Fee and commission expense		(60)	(58)	(53)	(53)
Net fee and commission income		131	129	3	7

Earned premia net of reinsurance		131	144	—	—
Net claims incurred		(99)	(124)	—	—
Earned premia net of claims and commissions		32	20	—	—

Net trading income / (loss) and results from investment securities		(97)	66	(107)	36
Net other income / (expense)		35	(22)	(27)	(26)
Total income		880	944	258	421

Personnel expenses		(292)	(276)	(149)	(143)
General, administrative and other operating expenses		(183)	(183)	(68)	(74)

Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(50)	(47)	(17)	(19)

Amortisation and write-offs of intangible assets recognised on business combinations		—	(3)	—	—
Credit provisions and other impairment charges	4	(483)	(367)	(343)	(251)
Profit / (loss) before tax		(128)	68	(319)	(66)

Tax benefit / (expense)	5	(21)	123	—	149
Profit / (loss) for the period		(149)	191	(319)	83

Attributable to:
Non-controlling interests		10	10	—	—
NBG equity shareholders		(159)	181	(319)	83

Earnings / (losses) per share - Basic and diluted	6	€(0.05)	€0.08	€(0.09)	€0.03

Athens, 28 May 2015

THE CHAIR
OF THE	THE CHIEF	THE DEPUTY CHIEF FINANCIAL OFFICER
BOARD OF DIRECTORS	EXECUTIVE OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	NIKOLAOS S.G. VOUTYCHTIS

The notes on pages 9 to 29 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 March 2015

		Group		Bank
		12 month period ended		12 month period ended
€ million	Note	31.03.2015	31.03.2014	31.03.2015	31.03.2014

Profit / (loss) for the period		(149)	191	(319)	83

Other comprehensive income / (expense):

Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		(42)	8	(40)	8
Currency translation differences, net of tax		55	3	—	—
Cash flow hedge, net of tax		11	18	—	—

Total of items that may be reclassified subsequently to profit or loss		24	29	(40)	8

Other comprehensive income / (expense) for the period, net of tax	13	24	29	(40)	8

Total comprehensive income / (expense) for the period		(125)	220	(359)	91

Attributable to:
Non-controlling interests		10	10	—	—
NBG equity shareholders		(135)	210	(359)	91

Athens, 28 May 2015

THE CHAIR
OF THE	THE CHIEF	THE DEPUTY CHIEF FINANCIAL OFFICER
BOARD OF DIRECTORS	EXECUTIVE OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	NIKOLAOS S.G. VOUTYCHTIS

The notes on pages 9 to 29 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 31 March 2015

	Attributable to equity holders of the parent company												Non-
	Share capital		Share premium			Available -for- sale	Currency	Net	Cash	Defined	Other reserves &		controlling Interests &
€ million	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	flow hedge	benefit plans	Retained earnings	Total	Preferred securities	Total

Balance at 1 January 2014	719	1,354	11,781	194	(2)	107	(2,297)	(457)	30	(131)	(4,187)	7,111	763	7,874
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	8	2	—	18	—	1	29	—	29
Profit / loss for the period	—	—	—	—	—	—	—	—	—	—	181	181	10	191
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	8	2	—	18	—	182	210	10	220
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	(2)	(2)	1	(1)
(Purchases)/ disposals of treasury shares	—	—	—	—	1	—	—	—	—	—	—	1	—	1

Balance at 31 March 2014	719	1,354	11,781	194	(1)	115	(2,295)	(457)	48	(131)	(4,007)	7,320	774	8,094

Movement to 31 December 2014	341	—	2,085	—	1	(103)	320	—	(66)	(58)	(228)	2,292	80	2,372
Balance at 31 December 2014 and at 1 January 2015	1,060	1,354	13,866	194	—	12	(1,975)	(457)	(18)	(189)	(4,235)	9,612	854	10,466
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(42)	57	—	11	—	(4)	22	2	24
Profit for the period	—	—	—	—	—	—	—	—	—	—	(159)	(159)	10	(149)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(42)	57	—	11	—	(163)	(137)	12	(125)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	—	—	1	1
(Purchases)/ disposals of treasury shares	—	—	—	—	(1)	—	—	—	—	—	—	(1)	—	(1)
Balance at 31 March 2015	1,060	1,354	13,866	194	(1)	(30)	(1,918)	(457)	(7)	(189)	(4,398)	9,474	866	10,340

The notes on pages 9 to 29 form an integral part of these financial statements

Statement of Changes in Equity - Bank

for the period ended 31 March 2015

	Share capital		Share premium			Available for sale	Currency	Defined	Other reserves &
	Ordinary	Preference	Ordinary	Preference	Treasury	securities	translation	benefit	retained
€ million	shares	shares	shares	shares	shares	reserve	reserve	plans	earnings	Total

Balance at 1 January 2014	719	1,354	11,778	194	—	44	—	(120)	(7,586)	6,383

Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	8	—	—	—	8

Profit for the period	—	—	—	—	—	—	—	—	83	83

Total Comprehensive Income / (expense) for the period	—	—	—	—	—	8	—	—	83	91

Balance at 31 March 2014	719	1,354	11,778	194	—	52	—	(120)	(7,503)	6,474

Movement to 31 December 2014	341	—	2,085	—	—	(136)	—	(41)	(70)	2,179

Balanced at 31 December 2014 & at 1 January 2015	1,060	1,354	13,863	194	—	(84)	—	(161)	(7,573)	8,653

Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(40)	—	—	—	(40)

Profit for the period	—	—	—	—	—	—	—	—	(319)	(319)

Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(40)	—	—	(319)	(359)

Balance at 31 March 2015	1,060	1,354	13,863	194	—	(124)	—	(161)	(7,892)	8,294

The notes on pages 9 to 29 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 March 2015

	Group		Bank
	3-month period ended		3-month period ended
€ million	31.03.2015	31.03.2014	31.03.2015	31.03.2014
Cash flows from operating activities
Profit / (loss) before tax	(128)	68	(319)	(66)
Adjustments for:
Non-cash items included in income statement and other adjustments:	534	444	296	250

Depreciation and amortisation on property & equipment, intangibles and investment property	50	50	17	19
Amortisation of premiums /discounts of investment securities, debt securities in issue and borrowed funds	(12)	(37)	4	(18)
Credit provisions and other impairment charges	484	370	343	250
Provision for employee benefits	7	6	3	3
Dividend income from investment securities	(1)	—	—	(5)
Net (gain) / loss on disposal of property & equipment and investment property	(33)	(1)	—	—
Net (gain) / loss on disposal of subsidiaries / interest without loss of control	—	—	—	4
Net (gain) / loss on disposal of investment securities	5	(33)	11	(11)
Accrued interest from financing activities and results from repurchase of debt securities in issue	134	88	18	9
Valuation adjustment on instruments designated at fair value through profit or loss	(99)	3	(100)	1
Negative goodwill	—	(1)	—	—
Other non-cash operating items	(1)	(1)	—	(2)

Net (increase) / decrease in operating assets:	(3,540)	(752)	(1,698)	566
Mandatory reserve deposits with Central Bank	(334)	(16)	35	65
Due from banks	306	(381)	185	(110)
Financial assets at fair value through profit or loss	(677)	749	(514)	491
Derivative financial instruments assets	(1,037)	(574)	(275)	(365)
Loans and advances to customers	(1,828)	(519)	(1,255)	443
Other assets	30	(11)	126	42

Net increase / (decrease) in operating liabilities:	2,775	541	893	(353)
Due to banks	6,249	(1,373)	4,899	(1,257)
Due to customers	(4,514)	1,530	(4,473)	452
Derivative financial instruments liabilities	979	484	627	484
Retirement benefit obligations	(7)	(214)	(1)	(213)
Insurance related reserves and liabilities	65	41	—	—
Income taxes paid	(98)	(56)	(27)	(11)
Other liabilities	101	129	(132)	192
Net cash from / (for) operating activities	(359)	301	(828)	397

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(11)	(36)	—	(1)
Participation in share capital increase/(decrease) of subsidiaries	—	—	(3)	—
Disposal of equity method investments	2	—	—	—
Dividends received from investment securities & equity method investments	1	—	—	5
Purchase of property & equipment, intangible assets and investment property	(78)	(241)	(9)	(11)
Proceeds from disposal of property & equipment and investment property	53	3	—	—
Purchase of investment securities	(910)	(815)	(78)	(70)
Proceeds from redemption and sale of investment securities	945	1,033	122	164
Net cash (used in) / provided by investing activities	2	(56)	32	87

Cash flows from financing activities
Proceeds from debt securities in issue and other borrowed funds	663	762	—	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(640)	(797)	—	—
Disposal of shareholdings in subsidiaries without loss of control	—	(4)	—	(4)
Proceeds from disposal of treasury shares	27	15	—	—
Repurchase of treasury shares	(28)	(14)	—	—
Net cash from/ (for) financing activities	22	(38)	—	(4)
Effect of foreign exchange rate changes on cash and cash equivalents	28	—	44	3
Net increase / (decrease) in cash and cash equivalents	(307)	207	(752)	483
Cash and cash equivalents at beginning of period	4,449	4,255	3,768	3,498
Cash and cash equivalents at end of period	4,142	4,462	3,016	3,981

The notes on pages 9 to 29 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                         General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of American Depositary Receipts (ADRs). The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 174 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”) which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consisted of the following members as of 28 May 2015 when these interim financial statements were approved:

The Non-Executive Chair of the Board of Directors
Loukia-Tarsitsa P. Katseli**

Executive Members
The Chief Executive Officer
Leonidas E. Fragkiadakis**

The Deputy Chief Executive Officers*****
Dimitrios G. Dimopoulos
Paul K. Mylonas

Non-Executive Members****
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative

Independent Non-Executive Members ***
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Dimitrios N. Afendoulis	Economist, Assistant General Manager Officer of Latsis Group in Greece and member of the Executive Committee of John S. Latsis Public Benefit Foundation
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Aggeliki J. Skandaliari*

Hellenic Financial Stability Fund representative
Charalampos A. Makkas	Economist

* On 25 February 2015 Mr. Alexandros N. Makridis submitted his resignation from the Board, which was accepted by the Hellenic Republic Finance Minister on 2 March 2015. In replacement the Hellenic Republic, as per the Minister of Finance decision published on 4 March 2015 in the Greek Government Gazette, decided the appointment of Mrs. J. Aggeliki Skandaliari as the Hellenic Republic Representative to the Board according to the provisions of Law 3723/2008.

** On 23 March 2015 the Board of Directors elected Professor Loukia-Tarsitsa P. Katseli to the position of non-executive Chair of the Board and Mr. Leonidas E. Fragkiadakis to the position of Chief Executive Officer of the Bank, in replacement of Mr. George P. Zanias and Mr. Alexandros G. Tourkolias respectively who resigned.

*** On 23 March 2015 Mr. Stefanos C. Vavalidis, resigned as independent non-executive Director.

**** Mr. Petros N. Christodoulou submitted his resignation as Deputy CEO on 26 June 2014, remaining on the Board of Directors as a non-executive member up to 30 April 2015.

***** On 28 May 2015, Mrs Paula N. Hadjisotiriou submitted her resignation as Deputy CEO

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. On 26 June 2014, the Annual General Meeting of the Bank’s shareholders elected the above Board of Directors which was constituted as a body in its 26 June 2014 meeting. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2016.

These interim financial statements have been approved for issue by the Bank’s Board of Directors on 28 May 2015.

Notes to the Financial Statements

Group and Bank

NOTE 2:                         Summary of significant accounting policies

2.1                     Basis of preparation

The condensed interim consolidated financial statements of the Group and the condensed interim separate financial statements of the Bank as at and for the three month period ended 31 March 2015 (the “interim financial statements”) have been prepared in accordance with International Accounting Standards 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements and the separate financial statements of the Bank as at and for the year ended 31 December 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                     Going concern

As at 31 March 2015, NBG’s funding from the Eurosystem amounted to €23.6 billion, of which €9.8 billion from the European Central Bank (“ECB”) and €13.8 billion through Emergency Liquidity Assistance (“ELA”) facility.

As a result of the on-going negotiations between the new Greek government and the European Commission, the ECB and International Monetary Fund (“IMF”) (collectively the “Institutions”) towards reaching a permanent agreement, in February 2015 the ECB lifted the waiver on the eligibility of Greek government as collateral for ECB funding until persuasive positive signs that the new Greek government will reach an agreement with the Institutions. Consequently, an increased reliance is placed on the Bank of Greece via its ELA facility which is under strict control by the ECB.

The uncertainty regarding the financing needs of the Greek government led to significant deposits outflows during the first quarter of 2015 amounting to €4.8 billion. A further net outflow in the amount of €2.1 billion occurred between 1 April and 19 May 2015. The crisis in the Greek economy, continue to restrict the Bank’s access to liquidity from other financial institutions and therefore the Eurosystem remains a major source of liquidity for the Bank. The transfer of responsibility of financing from ECB to ELA with reducing funding limits has created and may continue to create serious liquidity problems to the Greek banks in the future.

As a result, although NBG’s reliance on Eurosystem funding has decreased from €34.7 billion at 30 June 2012, when it reached the highest amount, to €20.7 billion at 31 December 2013 and to €14.2 billion at 31 December 2014, as of 19 May 2015 it has increased again to €25.3 billion, of which €15.5 billion is provided through ELA. Furthermore, as of 19 May 2015, additional financial assets of an estimated cash value €12.3 billion were available for further liquidity.

From a capital adequacy perspective, following the two successful share capital increases in 2013 by €9.8 billion and in 2014 by €2.5 billion the Group’s Common Equity Tier 1 (“CET1”) ratio at 31 March 2015 was 12.1%. Moreover, all planned capital actions are expected to further increase the CET1 ratio.

The access to adequate funds depends to a large extent on to a new agreement to be reached between the Greek government and the Institutions. To this end the Eurogroup decided on 20 February 2015 to extent the Master Financial Assistance Facility Agreement (“MFFA”) for Greece and the availability of EFSF funds for Greece (albeit transferred from HFSF to EFSF) by four months until June 2015, in order to allow time for an agreement to be negotiated and concluded by the so called “Brussels Group” comprising the above Institutions and representatives of ESM/EFSF.

Going concern conclusion

Management concluded that the Bank is going concern after considering (a) the Bank’s capital ratios at 31 March 2015 are above the thresholds required (see Note 16), (b) its current access to the Eurosystem facilities and (c) the €10.9 billion currently held by the ESM and available to be re-borrowed for the recapitalisation of the Greek banks (if needed).

Nevertheless, as the ability of the Bank of Greece to continue to fund the operations of the Greek banks, including NBG, is conditional on ECB approvals, there is a material uncertainty in relation to whether NBG will be able to continue to access sufficient liquidity through ELA or other bank borrowing facilities and whether the outflow of deposits will continue, that may adversely affect the Group’s and the Bank’s ability to continue as a going concern.

The resolution of this material uncertainty depends, among other factors, in an agreement between the Greek government and the Institutions, which results, for example, in the re-establishment of the waiver by the ECB to the use of Greek government bonds in the Eurosystem and a solution for the financing needs of the Greek government which would likely result in a positive flow of deposits to the banking system, including NBG, and access to the international financial markets.

Notes to the Financial Statements

Group and Bank

2.3                     Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards applied from 1 January 2015

In December 2013, IASB issued “Annual Improvements to IFRSs 2011-2013 Cycle”. These improvements are effective from 1 July 2014 and are applied for the first time by the Group and the Bank in these interim financial statements. The nature and the effect of these amendments are set out below:

Impact of the application of IFRS 3 (Amendment)

The amendment clarifies that IFRS 3 Business Combinations excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself. There was no impact from the amendment of IFRS 3 in the interim consolidated financial statements.

Impact of the application of IFRS 13 (Amendment)

IFRS 13, Fair Value Measurement clarifies that the portfolio exception in paragraph 52 for measuring the fair value of a group of financial assets and financial liabilities on a net basis, includes all contracts that are within the scope of, and accounted for in accordance with IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities in IAS 32 “Financial Instruments: Presentation”. There was no impact from the amendment of IFRS 13 in the interim financial statements of the Group and the Bank.

Impact of the application of IAS 40 (Amendment)

IAS 40, Investment Property clarifies the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property. Consequently, an entity acquiring investment property must determine whether (a) the property meets the definition of investment property in IAS 40 and (b) the transactions meet the definition of a business combination under IFRS 3. There was no impact from the amendment of IAS 40 in the interim financial statements.

2.4                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2014.

NOTE 3:                         Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2.5 million) except for exposures transferred to the Special Assets Unit (“SAU”). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies and shipping finance except for exposures transferred to the SAU and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Special assets unit (SAU)

In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, the Bank established SAU, which has the overall responsibility for the management of such loans to legal entities (end-to-end responsibility).

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and an associate in Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Notes to the Financial Statements

Group and Bank

3 month period ended 31.03.2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	139	148	37	44	12	82	283	34	779
Net fee and commission income	21	22	2	(38)	1	23	102	(2)	131
Other	3	(11)	(3)	(181)	33	9	48	72	(30)
Total income	163	159	36	(175)	46	114	433	104	880
Direct costs	(111)	(9)	(2)	(12)	(21)	(62)	(207)	(4)	(428)
Allocated costs and provisions(1)	(213)	(64)	(131)	(6)	(5)	(32)	(96)	(33)	(580)
Share of profit of equity method investments	—	—	—	—	—	—	—	—	—
Profit / (loss) before tax	(161)	86	(97)	(193)	20	20	130	67	(128)
Tax benefit / (expense)									(21)
Profit for the period									(149)
Non-controlling interests									10
Profit attributable to NBG equity shareholders									(159)

Segment assets as at 31 March 2015
Segment assets	21,869	12,868	2,591	11,452	2,899	9,722	29,322	23,984	114,707
Deferred tax assets and Current income tax advance									4,559
Total assets									119,266

Segment liabilities as at 31 March 2015
Segment liabilities	35,229	201	56	27,218	2,332	6,936	24,665	12,232	108,869
Current income and deferred tax liabilities									57
Total liabilities									108,926

Segment assets as at 31 December 2014
Segment assets	22,227	12,177	2,587	11,261	2,865	9,427	27,220	23,154	110,918
Deferred tax assets and Current income tax advance									4,546
Total assets									115,464

Segment liabilities as at 31 December 2014
Segment liabilities	37,913	909	101	25,127	2,344	7,582	22,754	8,149	104,879
Current income and deferred tax liabilities									119
Total liabilities									104,998

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

3 month period ended 31 March 2014	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	142	190	55	14	75	254	21	751
Net fee and commission income	19	24	(33)	1	23	92	3	129
Other	1	(13)	39	35	2	(3)	3	64
Total income	162	201	61	50	100	343	27	944
Direct costs	(115)	(10)	(12)	(25)	(60)	(190)	(16)	(428)
Allocated costs and provisions(1)	(220)	(115)	(2)	(1)	(27)	(72)	(11)	(448)
Share of profit of equity method investments	—	—	(1)	—	—	1	—	—
Profit / (loss) before tax	(173)	76	46	24	13	82	—	68
Tax benefit / (expense)								123
Profit for the period								191
Non-controlling interests								10
Profit attributable to NBG equity shareholders								181

(1)         Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations.

NOTE 4:                         Credit provisions and other impairment charges

	Group		Bank
	31.03.2015	31.03.2014	31.03.2015	31.03.2014
a. Impairment charge for credit losses
Loans and advances to customers	446	362	312	250
	446	362	312	250
b. Impairment charge for securities
AFS and loans-and-receivables debt securities	1	—	—	—
Equity securities	4	—	—	—
	5	—	—	—
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	1	1	—	—
Legal and other provisions	31	4	31	1
	32	5	31	1

Total	483	367	343	251

NOTE 5:                         Tax benefit /(expense)

	Group		Bank
	31.03.2015	31.03.2014	31.03.2015	31.03.2014

Current tax	(23)	(14)	—	6
Deferred tax	2	137	—	143
Tax benefit / (expense)	(21)	123	—	149

The nominal corporation tax rate for the Bank for 2015 and 2014 is 26%.

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Note 18.

Notes to the Financial Statements

Group and Bank

NOTE 6:                         Earnings / (losses) per share

	Group		Bank
	31.03.2015	31.03.2014	31.03.2015	31.03.2014

Profit/(loss) for the period attributable to NBG equity shareholders	(159)	181	(319)	83
Earnings/(losses) for the period attributable to NBG ordinary shareholders	(159)	181	(319)	83

Weighted average number of ordinary shares outstanding for basic and diluted EPS	3,532,463,989	2,396,450,575	3,533,149,631	2,396,785,994

Earnings/(losses) per share - Basic and diluted	(0.05)	0.08	(0.09)	0.03

NOTE 7:                         Loans and advances to customers

	Group		Bank
	31.03.2015	31.12.2014	31.03.2015	31.12.2014
Mortgages	21,803	21,956	18,120	18,204
Consumer loans	8,950	8,780	4,339	4,372
Credit cards	4,858	4,895	1,280	1,322
Small business lending	7,056	6,851	4,055	4,099
Retail lending	42,667	42,482	27,794	27,997
Corporate and public sector lending	38,047	36,201	25,897	24,274
Total before allowance for impairment on loans and advances to customers	80,714	78,683	53,691	52,271
Less: Allowance for impairment on loans and advances to customers	(10,981)	(10,574)	(8,967)	(8,740)
Total	69,733	68,109	44,724	43,531

Included in the Group’s loans and advances to customers, as at 31 March 2015, are mortgage loans and corporate loans designated at fair value through profit or loss amounting to €36 million (31 December 2014: €42 million). The Bank has no loans and advances to customers designated at fair value through profit or loss.

As at 31 March 2015, corporate and public sector lending for the Group and the Bank includes a loan to the Greek state of €6,769 million (31 December 2014: €6,628 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

NOTE 8:                         Non-current assets held for sale and liabilities associated with non-current assets held for sale

Assets held for sale mainly comprise Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A.

On February 10, 2014 JERMYN STREET REAL ESTATE FUND IV L.P. (“JERMYN”) was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A (the “Process”). Further to the transaction approval by the Council of Audit on June 5, 2014 the Sale and Purchase Agreement was executed on September 17, 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. (‘HRADF’) in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. The transaction is intended to close following the fulfillment of relevant conditions precedent. These include, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the “Plan”) in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor are considering a solution within the context of existing competitive process. Given that the delay is caused by events and circumstances beyond NBG’s control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continue to be presented as non — current assets held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”, as the requirements and conditions specified by the Standard are met. As at 31 March 2015 the cost of investment in Astir Palace Vouliagmenis S.A. classified as non-current assets held for sale on the Bank’s Statement of Financial Position is €255 million and the Group’s share of Astir Palace Vouliagmenis S.A. net assets is €130 million.

Notes to the Financial Statements

Group and Bank

In addition, the carrying amount of €2 million of the Group’s joint venture company UBB-AIG Insurance Company AD has been reclassified to non-current assets held for sale.

Analysis of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. assets and liabilities

Group
31.03.2015
Intangible and tangible assets	184
Deferred tax assets	1
Other	15
Total assets	200

Retirement benefit obligations	1
Other	7
Total liabilities associated with non-current assets held for sale	8

NOTE 9:                         Due to customers

	Group		Bank
	31.03.2015	31.12.2014	31.03.2015	31.12.2014
Deposits:
Individuals	46,162	48,430	31,660	34,408
Corporate	10,402	12,684	4,340	6,103
Government and agencies	3,475	3,345	3,295	3,160
Other	377	470	362	459
Total	60,416	64,929	39,657	44,130

	Group		Bank
	31.03.2015	31.12.2014	31.03.2015	31.12.2014
Deposits:
Savings accounts	17,289	17,838	15,176	15,753
Current & Sight accounts	7,784	8,803	5,377	6,387
Time deposits	34,777	37,158	18,613	20,944
Other deposits	128	576	87	540
	59,978	64,375	39,253	43,624
Securities sold to customers under agreements to repurchase	61	84	42	47
Other	377	470	362	459
	438	554	404	506
Total	60,416	64,929	39,657	44,130

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 31 March 2015, these deposits amount to €6 million (2014: €16 million) for both the Group and the Bank.

NOTE 10:                  Debt securities in issue and other borrowed funds

The major debt securities in issue and other borrowed funds issued from 1 January 2015 to 31 March 2015 are as follows:

On 17 February 2015, Finansbank issued TRY 108 million Dibs plus 0.60% floating rate notes, matured in May 2015.

On 20 February 2015, Finansbank issued TRY 150 million Dibs plus 0.80% floating rate notes, matured in May 2015.

On 6 March 2015, Finansbank issued TRY 150 million Dibs plus 0.90% floating rate notes, maturing in June 2015.

On 24 March 2015, Finansbank issued TRY 101 million Dibs plus 0.60% floating rate notes, maturing in June 2015.

The major debt securities in issue and other borrowed funds issued after 31 March 2015 are as follows:

On 10 April 2015, Finansbank issued TRY 258 million Dibs plus 0.60% floating rate notes, maturing in September 2015.

On 30 April 2015, Finansbank issued TRY 115 million Dibs plus 0.80% floating rate notes, maturing in July 2015.

On 8 May 2015, Finansbank issued TRY 311 million 10.90% fixed rate notes, maturing in August 2015.

Notes to the Financial Statements

Group and Bank

NOTE 11:                  Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which a provision has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate Statement of Financial Position, income statement and cash flow statement.  However, at 31 March 2015 the Group and the Bank have provided for cases under litigation the amounts of €57 million and €43 million respectively (31 December 2014: €67 million and €55 million respectively).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated or separate Statement of Financial Position of the Group and the Bank. The Bank has been audited by the tax authorities up to and including the year 2008. Tax audit for the years 2009 and 2010, by the Greek Tax Authorities, was finalized on 4 February 2015. According to the tax assessment notice received on 11 March 2015, an additional tax of €36 million was levied to the Bank. The Bank has appealed the decision and according to Tax and Legal opinion expects that will be vindicated. The financial years 2011, 2012 and 2013 were audited and 2014 is currently being audited by the independent auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994. The tax audit certificates for the years 2011, 2012 and 2013 were unqualified and issued on 27 July 2012, 27 September 2013 and 10 July 2014, respectively. Based on article 6 of Ministerial Decision 1159/22.7.2011, 2011 and 2012 are considered final for tax audit purposes and 2013 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books of the Bank. For the subsidiaries and associates regarding unaudited tax years refer to Note 18.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Group		Bank
	31.03.2015	31.12.2014	31.03.2015	31.12.2014

Commitments to extend credit*	7	6	7	6
Standby letters of credit and financial guarantees written	6,190	6,503	3,554	3,935
Commercial letters of credit	933	796	505	424
Total	7,130	7,305	4,066	4,365

* Commitments to extend credit at 31 March 2015 include amount, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 March 2015 are €16,114 million (2014: €15,694 million)  and €6,396 million for the Bank (2014: €6,417 million)

d. Assets pledged

	Group		Bank
	31.03.2015	31.12.2014	31.03.2015	31.12.2014
Assets pledged as collateral	29,870	13,336	21,886	11,684

As at 31 March 2015, the Group and the Bank have pledged mainly for funding purposes with the Eurosystem, other central banks and financial institutions, the following instruments:

•                  trading and investment debt securities of €13,327 million (Bank: €11,496 million); and

•                  loans and advances to customers amounting to €10,390 million (Bank: €10,390 million).

•                  covered bonds of €4,800 million (Bank: €4,800 million) with mortgage loans as asset pool, amounting to €6,153 million (Bank: €6,153 million).

Notes to the Financial Statements

Group and Bank

Additionally to the amounts in the table above, the Bank has pledged for funding purposes with the Eurosystem and financial institutions:

•                  floating rate notes of €14,766 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank,

•                  Greek government bonds of €2,109 million obtained from public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with customer loans.

In addition to the pledged items presented in the table above, as at 31 March 2015, the Group and the Bank have pledged an amount of €323 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic.

e. Operating lease commitments

	Group		Bank
	31.03.2015	31.12.2014	31.03.2015	31.12.2014

No later than 1 year	99	95	83	82
Later than 1 year and no later than 5 years	285	272	319	315
Later than 5 years	106	110	1,391	1,407
Total	490	477	1,793	1,804

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea REIC, a real estate investment company of the Group.  The leases typically run for a period of up to 25 years, with an option to renew the lease after the period. The Bank has waived its statutory right to terminate the leases, as provided by the Greek Commercial Leases Law, for 15 or 25 years, depending on the property and subject to a flexibility mechanism.

NOTE 12:                  Share capital, share premium and treasury shares

The total number of ordinary shares as at 31 March 2015 and 31 December 2014 was 3,533,149,631, with a nominal value of 0.30 Euro.

Share Capital — Total

Following the above, the total paid-up share capital and share premium of the Group, as at 31 March 2015 are as follows:

	Group
	# of shares	Par value	Share capital	Share premium	Total

Ordinary shares	3,533,149,631	0.30	1,060	13,866	14,926
Non-cumulative, non-voting, redeemable preference shares	12,639,831	0.30	4	194	198
Redeemable preference shares in favour of the Greek State	270,000,000	5.00	1,350	—	1,350
Total share capital			2,414	14,060	16,474

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by NBG Securities S.A.  As at 31 March 2015, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2014	397,655	2
Purchases	32,698,747	81
Sales	(33,095,326)	(83)
At 31 December 2014	1,076	—

Purchases	23,858,686	28
Sales	(23,047,847)	(27)
At 31 March 2015	811,915	1

Notes to the Financial Statements

Group and Bank

NOTE 13:                  Tax effects relating to other comprehensive income / (expense) for the period

	3 month period ended			3 month period ended
	31.03.2015			31.03.2014
Group	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(45)	(2)	(47)	44	(6)	38
Less: Reclassification adjustments included in the income statement	4	1	5	(33)	3	(30)
Available-for-sale securities	(41)	(1)	(42)	11	(3)	8
Currency translation differences	55	—	55	3	—	3
Cash flow hedge	14	(3)	11	23	(5)	18
Total of items that may be reclassified subsequently to profit or loss	28	(4)	24	37	(8)	29

Other comprehensive income / (expense) for the period	28	(4)	24	37	(8)	29

	3 month period ended			3 month period ended
	31.03.2015			31.03.2014
Bank	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(51)	—	(51)	19	—	19
Less: Reclassification adjustments included in the income statement	11	—	11	(11)	—	(11)
Available-for-sale securities	(40)	—	(40)	8	—	8
Total of items that may be reclassified subsequently to profit or loss	(40)	—	(40)	8	—	8

Other comprehensive income / (expense) for the period	(40)	—	(40)	8	—	8

NOTE 14:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 3-month period ended 31 March 2015 and 31 March 2014 and the significant balances outstanding at 31 March 2015 and 31 December 2014 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 2.12% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rate of total amount €6 million as of 31 March 2015 (31 December 2014: €6 million).

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 31 March 2015, loans, deposits and letters of guarantee, at Group level, amounted to €105 million, €24 million and €14 million respectively (31 December 2014: €108 million, €16 million and €15 million respectively), whereas the corresponding figures at Bank level amounted to €105 million, €12 million and €14 million (31 December 2014: €107 million, €6 million and €15 million respectively).

Total compensation to related parties amounted to €8 million (31 March 2014: €6 million) for the Group and to €1 million (31 March 2014: €1 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a

Notes to the Financial Statements

Group and Bank

Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	31.03.2015	31.12.2014	31.03.2015	31.12.2014

Assets	18	16	3,548	3,308
Liabilities	50	44	1,693	2,483
Letters of guarantee, contingent liabilities and other off balance sheet accounts	2	2	3,342	3,294

	3 month period ended		3 month period ended
	31.03.2015	31.03.2014	31.03.2015	31.03.2014

Interest, commission and other income	10	9	31	30
Interest, commission and other expense	2	2	49	42

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 31 March 2015 amounted to €709 million (31 December 2014: €674 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 31 March 2015, amounted to €160 million and €87 million respectively (31 December 2014: €142 million and €72 million respectively).

NOTE 15:                  Acquisitions, disposals and other capital transactions

Following the preliminary agreement dated 30 September 2014 with “Sterling Properties Bulgaria EOOD”, member of Marinopoulos S.A. Group, the NBG Pangaea REIC, on 27 February 2015, acquired the 100% of the share capital of the newly established company “PLAZA WEST A.D.”, which owns approximately 9 thousand sq.m. of West Plaza shopping mall in Sofia, Bulgaria. The acquisition price amounted to €11 million, paid in cash as determined by an independent appraiser.

On 11 December 2014, the Board of Directors of the Bank and Ethnodata S.A., a wholly owned subsidiary of the Bank, agreed the merger of the two companies through absorption of the latter by the Bank.  The merger date was agreed to be 30 November 2014 and accounted for at carrying values. On 30 March 2015 the merger between the Bank and Ethnodata S.A. was approved by the Ministry of Development.

NOTE 16:                  Capital adequacy

Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios, determined on a risk-weighted basis, of capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. In June 2013, the European Parliament and the Council of Europe issued a new Directive 2013/36/EU and Regulation (EU) No 575/2013, (known as CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). The new regulations have been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.

CRD IV revised the definition of regulatory capital and its components at each level.

The capital adequacy ratios for the Group and the Bank, according to the CRD IV transitional provisions, are presented in the table below:

	Group		Bank
	31.03.2015	31.12.2014	31.03.2015	31.12.2014

Common Equity Tier 1	12.1%	13.6%	18.8%	21.1%
Tier I	12.1%	13.6%	19.1%	21.4%
Total	12.2%	13.7%	19.3%	21.8%

Article 27A, issued on 17 October 2014 (Law 4303/2014, “DTC Law”) allows, under certain conditions, and from 2016 onwards Credit Institutions to convert Deferred Tax Assets (“DTAs”) arising from Private Sector Initiative (“PSI”) losses and accumulated provisions for credit losses on loans existing at 31 December 2014 to a receivable (Tax Credit) from the Greek State. The main condition is the existence of an accounting loss of a respective year, starting from accounting year 2015 and onwards. The Tax Credit is offsettable against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. In such case the Bank will issue conversion rights for an amount of 110% of the Tax Credit receivable in favour

Notes to the Financial Statements

Group and Bank

of the Greek State and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these rights. The reserve will be capitalised with the issuance of common shares in favour of the Greek State. This new legislation allows Credit Institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving their capital position.

On 7 November 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved upon the inclusion of the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

As of 1 November 2014, all systemic Eurozone banks are under the direct supervision of the European Central Bank (“ECB”) (Single Supervision Mechanism — SSM). Before ECB assumed its supervisory responsibilities, NBG as all systemic European banks were subject to an EU-wide Comprehensive Assessment including an Asset Quality Review (AQR) and Stress Test with 31 December 2013 as the reference date, whose results were announced on 26 October 2014. The AQR and Baseline Stress Test required a minimum CET1 Ratio of 8% and the Adverse Stress Test a minimum CET1 Ratio of 5.5%.

The Adverse Dynamic Balance Sheet stress test, which is based on NBG’s approved Restructuring Plan resulted in a CET1 ratio of 8.9%, and a capital surplus of €2.0 billion. In line with ECB’s guidelines, the Bank submitted on 7 November 2014 as a capital plan the above approved Adverse Dynamic Balance Sheet scenario and the result for the six month period ended 30 June 2014, which result in a capital surplus of more than €2.0 billion and no further capital action is required.

NOTE 17:                  Fair value of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value — Group

	Carrying amounts	Fair values
	31.03.2015	31.03.2015

Financial Assets
Loans and advances to customers	69,697	67,886
Held-to-maturity investment securities	1,667	1,764
Loans-and-receivables investment securities	10,460	9,860

Financial Liabilities
Due to customers	60,410	60,378
Debt securities in issue	3,149	2,898
Other borrowed funds	2,368	2,367

	Carrying amounts	Fair values
	31.12.2014	31.12.2014

Financial Assets
Loans and advances to customers	68,067	67,050
Held-to-maturity investment securities	1,553	1,690
Loans-and-receivables investment securities	10,387	9,808

Financial Liabilities
Due to customers	64,913	64,895
Debt securities in issue	3,068	2,932
Other borrowed funds	2,051	2,048

Notes to the Financial Statements

Group and Bank

Financial instruments not measured at fair value - Bank

	Carrying amounts	Fair values
	31.03.2015	31.03.2015

Financial Assets
Loans and advances to customers	44,724	42,864
Held-to-maturity investment securities	1,054	1,168
Loans-and-receivables investment securities	10,199	9,651

Financial Liabilities
Due to customers	39,651	39,624
Other borrowed funds	882	534

	Carrying	Fair
	amounts	values
	31.12.2014	31.12.2014

Financial Assets
Loans and advances to customers	43,531	42,535
Held-to-maturity investment securities	961	1,082
Loans-and-receivables investment securities	10,117	9,574

Financial Liabilities
Due to customers	44,114	44,094
Other borrowed funds	871	646

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 31 March 2015 and 31 December 2014:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity and credit quality debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s statement of financial position at fair value by fair value measurement level at 31 March 2015 and 31 December 2014:

Notes to the Financial Statements

Group and Bank

Financial instruments measured at fair value - Group

	Fair value measurement using			Total asset/ liability at
As at 31 March 2015	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	195	2,844	14	3,053
Derivative financial instruments	3	7,481	22	7,506
Loans and advances to customers designated as at fair value through profit or loss	—	—	36	36
Available-for-sale investment securities	2,859	1,987	51	4,897
Insurance related assets and receivables	273	328	11	612
Total	3,330	12,640	134	16,104

Liabilities
Due to customers designated as at fair value through profit or loss	—	6	—	6
Derivative financial instruments	2	8,082	1	8,085
Debt securities in issue designated as at fair value through profit or loss	—	780	—	780
Liabilities relating to unit-linked investment contracts	—	294	—	294
Other liabilities	1	—	—	1
Total	3	9,162	1	9,166

	Fair value measurement using			Total asset/ liability at
As at 31 December 2014	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	142	2,251	15	2,408
Derivative financial instruments	3	5,912	28	5,943
Loans and advances to customers designated as at fair value through profit or loss	—	—	42	42
Available-for-sale investment securities	2,651	2,022	50	4,723
Insurance related assets and receivables	266	291	11	568
Total	3,062	10,476	146	13,684

Liabilities
Due to customers designated as at fair value through profit or loss	—	16	—	16
Derivative financial instruments	1	6,256	1	6,258
Debt securities in issue designated as at fair value through profit or loss	—	872	—	872
Liabilities relating to unit-linked investment contracts	—	252	—	252
Other liabilities	4	—	—	4
Total	5	7,396	1	7,402

Financial instruments measured at fair value — Bank

	Fair value measurement using			Total asset/ liability at
As at 31 December 2014	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	148	2,368	14	2,530
Derivative financial instruments	3	5,573	22	5,598
Available-for-sale investment securities	42	615	9	666
Total	193	8,556	45	8,794

Liabilities
Due to customers designated as at fair value through profit or loss	—	6	—	6
Derivative financial instruments	2	7,189	1	7,192
Debt securities in issue designated as at fair value through profit or loss	—	780	—	780
Total	2	7,975	1	7,978

Notes to the Financial Statements

Group and Bank

	Fair value measurement using			Total asset/ liability at
As at 31 December 2014	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	116	1,919	14	2,049
Derivative financial instruments	3	4,765	28	4,796
Available-for-sale investment securities	42	700	8	750
Total	161	7,384	50	7,595

Liabilities
Due to customers designated as at fair value through profit or loss	—	16	—	16
Derivative financial instruments	1	5,704	1	5,706
Debt securities in issue designated as at fair value through profit or loss	—	872	—	872
Total	1	6,592	1	6,594

Transfers from Level 1 to Level 2

No transfers of financial instruments from Level 1 to level 2 occurred in 2015 and 2014.

Level 3 financial instruments

Level 3 financial instruments at 31 March 2015 and 31 December 2014 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

(c)          Available-for-sale non-marketable equity securities, which are valued by independent evaluators based on inputs such as earnings forecasts, comparable multiples of Economic Value to EBITDA and other parameters which are not market observable. Additionally it includes, Private equity investments, the prices of which are determined by the price of the most recent investment. Available-for-sale investments also include debt securities whose fair value is determined by the value of the underlying collateral.

(d)         Loans which are carried at fair value through profit or loss and which are valued using discounted cash flow valuation techniques incorporating unobservable credit spreads.

(e)          In other assets, Investments on behalf of policyholders who bear the investment risk (unit linked products) include debt securities issued by foreign financial institutions, for which there is no active market available and the valuation is based on prices obtained from issuers.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 31 March 2015 and 31 December 2014, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the period ended 31 March 2015 transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Transfers from Level 2 into Level 3 for the year ended 31 December 2014 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Reconciliation of fair value measurements in Level 3 — Group

	2015
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss
Balance at 1 January	15	27	50	11	42
Gain / (losses) included in Income statement	—	(9)	1	—	—
Purchases	—	1	—	—	—
Settlements	(1)	2	—	—	(6)
Balance at 31 March	14	21	51	11	36

Notes to the Financial Statements

Group and Bank

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss
Balance at 1 January	24	19	46	11	76
Gain / (losses) included in Income statement	18	(8)	1	—	3
Purchases	—	4	—	—	—
Settlements	(27)	—	—	—	(37)
Transfer into/ (out of) level 3	—	12	3	—	—
Balance at 31 December	15	27	50	11	42

Reconciliation of fair value measurements in Level 3— Bank

	2015
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for-sale investment securities
Balance at 1 January	14	27	8
Gain / (losses) included in Income statement	—	(9)	1
Purchases	—	1	—
Settlements	—	2	—
Balance at 31 March	14	21	9

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for-sale investment securities
Balance at 1 January	24	19	7
Gain / (losses) included in Income statement	18	(8)	1
Purchases	—	4	—
Settlements	(28)	—	—
Transfer into/ (out of) level 3	—	12	—
Balance at 31 December	14	27	8

Gains and losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities except for bonds’ amortisation of premium / discount which amounts to Nil for both, the period ended 31 March 2015 and the year ended 31 December 2014.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss, net derivative financial instruments and loans and advances to customers amount for the period ended 31 March 2015 for the Group to Nil, €(1) million and Nil respectively (31 December 2014: Nil, Nil and Nil respectively).

At Bank level, changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relate to financial assets at fair value through profit or loss and net derivative financial instruments and amount to Nil and €(1) million respectively for the period ended 31 March 2015 (31 December 2014: Nil and Nil respectively).

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc., and may also include a liquidity risk adjustment where the Group considers it appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation

Notes to the Financial Statements

Group and Bank

framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

Quantitative Information about Level 3 Fair Value Measurements March 2015

	Fair Value		Significant Unobservable	Range of Inputs
Financial Instrument	(€ million)	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	14	Price Based	Price	28.81		101.23
Available-for-Sale investment securities	9	Price Based	Price	93.76		93.76
	6	Collateral Based	Factor of Collateral Realization	42%		65%
	6	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	30	Price of Recent Investment	n/a (1)	n/a	(1)	n/a	(1)
Loans and advances to customers designated as at fair value through profit or Loss	36	Discounted Cash Flows	Credit Spread	200	bps	1300	bps

Interest Rate Derivatives	16	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	1000	bps	1000	bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (e.g. 2yr 10 yrs)	67.79%		94.64%
Other Derivatives	1	Discounted Cash Flows Internal Model (for CVA/DVA)	Credit Spread	80	bps	1000	bps
Insurance related assets and receivables	11	Price Based	Price	100.00		100.00

Notes to the Financial Statements

Group and Bank

Quantitative Information about Level 3 Fair Value Measurements 31 December 2014

	Fair Value		Significant Unobservable	Range of Inputs
Financial Instrument	(€ million)	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	15	Price Based	Price	28.90		103.01
Available-for-Sale investment securities	8	Price Based	Price	93.76		93.76
	6	Collateral Based	Factor of Collateral Realization	42%		65%
	6	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	30	Price of Recent Investment	n/a (1)	n/a	(1)	n/a	(1)
Loans and advances to customers designated as at fair value through profit or Loss	42	Discounted Cash Flows	Credit Spread	200	bps	1300	bps
Interest Rate Derivatives	18	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	80	bps	1000	bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (e.g. 2yr 10 yr)	67.79%		94.64%
Other Derivatives	4	Market Standard Black Scholes Model	FX pair correlation	-37.20%		88.75%
	1	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	80	bps	1000	bps
Insurance related assets and receivables	11	Price Based	Price	100.34		100.34

(1): Private equity investments of the Group, classified as available for sale, are not traded in active markets. In the absence of an active market we estimate the fair value of these entities, using a market approach and specifically the price of recent investment method. Given the bespoke nature of the analysis in respect of each holding as well as the different financing structure of each entity, is not practical to quote a range of key unobservable inputs.

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors.  Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include, interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value.  The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Within other derivatives are derivatives whose valuation is dependent on an FX pair correlation or on the volatility of an index. A reasonable increase in the correlation or the volatility of the index would not result in a material change in the financial instruments fair value for the Group.

For loans and advances to customers which the Group has elected the fair value option, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect to their fair value for the Group.

Notes to the Financial Statements

Group and Bank

NOTE 18:                  Group companies

NBG Pangaea REIC is a subsidiary of the NBG Group although the Group owns a 32.69% ownership interest. Based on the contractual arrangements between the Group and the majority shareholder, the Group has the power to appoint and remove the majority of the members of board of directors and of the investment committee of NBG Pangaea REIC, which have the power to direct the relevant activities of NBG Pangaea REIC. Therefore, the management of NBG concluded that the Group has the practical ability to direct the relevant activities of NBG Pangaea REIC unilaterally and hence the Group has control over NBG Pangaea REIC.

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	31.03.2015	31.12.2014	31.03.2015	31.12.2014

NBG Securities S.A. (*)	Greece	2009-2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
NBG Asset Management Mutual Funds S.A. (*)	Greece	2009-2010 & 2013- 2014	100.00%	100.00%	98.10%	98.10%
Ethniki Leasing S.A. (*)	Greece	2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
NBG Property Services S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados (*)	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
NBG Bancassurance S.A. (*)	Greece	2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
Innovative Ventures S.A. (I-Ven)(2)	Greece	2005-2014	100.00%	100.00%	—	—
Ethniki Hellenic General Insurance S.A. (*)	Greece	2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
Audatex Hellas S.A.	Greece	2010-2014	70.00%	70.00%	—	—
National Insurance Brokers S.A.	Greece	2010 & 2013-2014	95.00%	95.00%	—	—
ASTIR Palace Vouliagmenis S.A. (*), (3)	Greece	2006-2010 & 2013-2014	85.35%	85.35%	85.35%	85.35%
ASTIR Marina Vouliagmenis S.A.(3)	Greece	2012-2014	85.35%	85.35%	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
NBG Training Center S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
KADMOS S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2014	99.91%	99.91%	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2014	77.76%	77.76%	77.76%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2014	100.00%	100.00%	100.00%	100.00%
Ethniki Factors S.A. (*)	Greece	2010 & 2013-2014	100.00%	100.00%	100.00%	100.00%
NBG Pangaea REIC(*)	Greece	—	32.69%	32.69%	32.69%	32.69%
Karela S.A.	Greece	2010-2014	32.69%	32.69%	—	—
MIG Real Estate REIC	Greece	2010 & 2013-2014	31.69%	31.68%	—	—
FB Insurance Agency Inc (2)	Greece	2012-2014	99.00%	99.00%	99.00%	99.00%
Probank M.F.M.C (*)	Greece	2010 & 2013-2014	100.00%	100.00%	95.00%	95.00%
Profinance S.A.(*), (2)	Greece	2010 & 2013-2014	100.00%	100.00%	99.90%	99.90%
Probank Leasing S.A. (*)	Greece	2013-2014	84.71%	84.71%	84.52%	84.52%
NBG Insurance Brokers S.A. (*)	Greece	2010 & 2013-2014	99.98%	99.98%	99.90%	99.90%
Finansbank A.S.	Turkey	2010-2014	99.81%	99.81%	82.23%	82.23%
Finans Finansal Kiralama A.S. (Finans Leasing)	Turkey	2010-2014	98.78%	98.78%	29.87%	29.87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest)	Turkey	2010-2014	99.81%	99.81%	0.20%	0.20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management)	Turkey	2010-2014	99.81%	99.81%	0.02%	0.02%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (2)	Turkey	2010-2014	81.28%	81.28%	5.30%	5.30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech)	Turkey	2010-2014	99.81%	99.81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)	Turkey	2010-2014	99.81%	99.81%	—	—
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance)	Turkey	2013-2014	50.90%	50.90%	—	—

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	31.03.2015	31.12.2014	31.03.2015	31.12.2014

NBG Malta Holdings Ltd	Malta	2006-2014	100.00%	100.00%	—	—
NBG Bank Malta Ltd	Malta	2005-2014	100.00%	100.00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2014	99.91%	99.91%	99.91%	99.91%
UBB Asset Management Inc.	Bulgaria	2009-2014	99.92%	99.92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2009-2014	99.93%	99.93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2014	99.91%	99.91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2010-2014	100.00%	100.00%	100.00%	100.00%
Interlease Auto E.A.D.	Bulgaria	2009-2014	100.00%	100.00%	—	—
Hotel Perun — Bansko E.O.O.D.	Bulgaria	2012-2014	100.00%	100.00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013-2014	100.00%	100.00%	—	—
PLAZA WEST A.D.	Bulgaria	—	32.69%	—	—	—
NBG Securities Romania S.A.	Romania	2009-2014	100.00%	100.00%	73.12%	73.12%
Banca Romaneasca S.A.	Romania	2009-2014	99.28%	99.28%	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2009-2014	99.33%	99.33%	6.43%	6.43%
S.C. Garanta Asigurari S.A.	Romania	2003-2014	94.96%	94.96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	2013-2014	100.00%	100.00%	—	—
Egnatia Properties S.A.	Romania	2010-2014	31.68%	31.67%	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2009-2014	100.00%	100.00%	100.00%	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2014	100.00%	100.00%	100.00%	100.00%
NBG Services d.o.o. Belgrade	Serbia	2009-2014	100.00%	100.00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2014	94.64%	94.64%	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2009-2014	100.00%	100.00%	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2014	100.00%	100.00%	100.00%	100.00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100.00%	100.00%	—	—
NBG Management Services Ltd	Cyprus	2010-2014	100.00%	100.00%	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2014	100.00%	100.00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2014	100.00%	100.00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2014	100.00%	100.00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2014	99.79%	99.79%	76.21%	76.21%
NBG Asset Management Luxemburg S.A.	Luxembourg	2010-2014	100.00%	100.00%	94.67%	94.67%
NBG International Ltd	U.K.	2004-2014	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Ltd	U.K.	2004-2014	100.00%	100.00%	—	—
NBG Finance Plc	U.K.	2004-2014	100.00%	100.00%	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2014	100.00%	100.00%	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2014	100.00%	100.00%	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Funds	U.K.	2004-2014	100.00%	100.00%	—	—
Revolver APC Limited (Special Purpose Entity) (2)	U.K.	2014	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity) (2)	U.K.	2014	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2014	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2013-2014	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2013-2014	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2013-2014	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2014	100.00%	100.00%	—	—
NBG International Holdings B.V.	The Netherlands	2014	100.00%	100.00%	100.00%	100.00%
Nash S.r.L.	Italy	2010-2014	32.69%	32.69%	—	—
Fondo Picasso	Italy	2010-2014	32.69%	32.69%	—	—
Banka NBG Albania Sh.a.	Albania	2013-2014	100.00%	100.00%	100.00%	100.00%

(*) The financial years 2011 to 2013 were audited and 2014 is currently being audited by the external auditor. The tax audit certificates of years 2011, 2012 and 2013 that were issued were unqualified. The years 2011 and 2012 are considered final for tax audit purposes and 2013 financial year will be considered final for tax audit purposes 18 months after the issue of the tax audit certificate during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) Companies under liquidation.

(3) ASTIR Palace Vouliagmenis S.A. and ASTIR Marina Vouliagmenis S.A. have been reclassified to Non-current assets held for sale (see NOTE 8: Non-current assets held for sale and liabilities associated with assets held for sale).

Notes to the Financial Statements

Group and Bank

The Group’s and Bank’s equity method investments are as follows:

			Group		Bank
	Country	Tax years unaudited	31.3.2015	31.12.2014	31.3.2015	31.12.2014

Social Securities Funds Management S.A. (**)	Greece	2010 & 2013-2014	20.00%	20.00%	20.00%	20.00%
Larco S.A.	Greece	2009-2014	33.36%	33.36%	33.36%	33.36%
Eviop Tempo S.A.(**)	Greece	2013-2014	21.21%	21.21%	21.21%	21.21%
Teiresias S.A. (**)	Greece	2010 & 2013-2014	39.93%	39.93%	39.93%	39.93%
Hellenic Spinning Mills of Pella S.A.(1)	Greece	—	20.89%	20.89%	20.89%	20.89%
Planet S.A. (**)	Greece	1.7.2009-30.6.2010 & 2013-2014	36.99%	36.99%	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010-2014	21.83%	21.83%	21.83%	21.83%
SATO S.A.(**)	Greece	2006-2010 & 2013-2014	23.74%	23.74%	23.74%	23.74%
Olganos S.A.	Greece	2014	33.60%	33.60%	33.60%	33.60%
Bantas A.S. (Cash transfers and Security Services)	Turkey	2010-2014	33.27%	33.27%	—	—
Cigna Finans Pension	Turkey	2010-2014	48.91%	48.91%	—	—
UBB AIG Insurance Company A.D.(2)	Bulgaria	2009-2014	59.97%	59.97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2014	59.97%	59.97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010-2014	19.98%	19.98%	—	—

(**) The financial years 2011, 2012 and 2013 were audited by the external auditor. The tax audit certificates of years 2011, 2012 and 2013 were issued, whereas 2011 is considered final for tax audit purposes and 2012 and 2013 financial years will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) Under liquidation

(2) The UBB AIG Insurance Company A.D. has been reclassified to Non-current assets held for sale

NOTE 19:                  Events after the reporting period

Post balance sheet events are described in Note 10 Debt securities in issue and other borrowed funds.

NOTE 20:                  Reclassifications of financial assets

In 2010, the Group and the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 March 2015, the carrying amount of the securities reclassified in 2010 and still held by the Group and the Bank, is €1.106 million and €1.048 million respectively. The market value of these securities is €262 million for the Group and €228 million for the Bank. During the period ended 31 March 2015, €4 million and €3 million of interest income were recognised by the Group and the Bank respectively. Had these securities not been reclassified, the available-for-sale securities reserve, net of tax, would have been lower by €20 million. Respectively, the available-for-sale securities reserve for the Bank would have been lower by €9 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: May 28th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: May 28th, 2015

Director, Financial Division